

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   March 13, 2008

James Pak Chiu Leung
Chief Executive Officer
Tiger Ethanol International Inc.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

> **Re: Tiger Ethanol International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 4, 2008**
> **File No. 333-146997**

Dear Mr. Leung:

   We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your financial statements and related information will need to be updated if you are not effective by March 17, 2008. If you intend on going effective prior to March 17, 2008, please revise your registration statement to provide a recent developments section which summarizes your financial condition and results of operations at and as of January 31, 2008 and represents that there have been no material trends, events or transactions that have arisen subsequent to the date of the latest balance sheet included in your filing.

                                    *   *   *

   You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Travis L. Gering, Esq.
          Wuersch & Gering LLP
          100 Wall Street, 21st Floor
          New York, NY 10005